(212) 318-6054

vadimavdeychik@paulhastings.com

December 11, 2018

Mr. David L. Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli NextShares Trust (the “Trust”)

Gabelli Food of All Nations NextShares (the “Fund”)

File Numbers: 333-211881; 811-23160

Dear Mr. Orlic:

This letter responds to oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on December 10, 2018, with respect to the Post-Effective Amendment No. 10 to the registration statement on Form N-1A for the Fund (the “Registration Statement”), which was filed with the Commission on October 23, 2018 (SEC Accession No. 0001193125-18-305067).

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Trust’s understanding. The Trust’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, shall have the same meanings ascribed to them in the Registration Statement.

Comment 1: Provide the completed Fees and Expenses Table to the Commission at least five days before the effective date.

Response: Confirmed. The completed information is provided below.

Fees and Expenses of the Fund:

The table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment):	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment):
Management Fees	1.00%
Other Expenses	4.32%

Total Annual Fund Operating Expenses	5.32%
Less Fee Waiver and/or Expense Reimbursement(1)	4.42%

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(1)	0.90%

(1)

The Adviser has contractually agreed to waive its investment advisory fees and/or to reimburse expenses of the Fund to the extent necessary to maintain the Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement (excluding brokerage costs, acquired fund fees and expenses, interest, taxes, and extraordinary expenses) at no more than an annual rate of 0.90%. Under this same arrangement, the Fund has also agreed, during the three year period following the year of any such waiver or reimbursement by the Adviser, to repay such amount, but only to the extent the Fund’s adjusted Total Annual Fund Operating Expenses would not exceed an annual rate of 0.90% after giving effect to the repayments. This arrangement is in effect through January 31, 2020, and may be terminated only by the Board of Trustees of the Fund before such time. The Fund will carry forward any fees and expenses in excess of the expense limitation and repay the Adviser such amount provided the Fund is able to do so without exceeding the lesser of (1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or (2) the expense limit in effect at the time of recoupment after giving effect to the repayment.

Comment 2:    The last sentence in Footnote 1 to the Fees and Expenses Table states that “[t]he Fund will carry forward, for a period not to exceed three years from the date that an amount is waived, any fees in excess of the expense limitation and repay the Adviser such amount provided the Fund is able to do so without exceeding the lesser of (1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or (2) the expense limit in effect at the time of recoupment.” Please add “after giving effect to the repayment” to the end of the sentence.

Response: The Trust has made the requested change.

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Comment 3: In the Principal Investment Strategies section, in connection with the Fund’s 80% Policy, please explain why it is appropriate to consider household and consumer product companies, personal product companies and tobacco companies as part of the food and beverages industries.

Response: The Trust respectfully submits that it is appropriate to include the foregoing companies as part of the food and beverages industries so long as such companies derive at least 50% of their revenues or profits from or devote at least 50% of their assets to the food and beverage industries.

Comment 4: Please provide a definition of the companies that the Fund deems to comprise the food and beverages industries.

Response: The Trust respectfully submits that it has revised the relevant disclosure to note that such companies will generally derive at least 50% of their revenues or profits from, or will devote at least 50% of their assets to the manufacture, sale or distribution of agricultural products; brewers, distillers and vintners; food distributors and retailers; household and consumer product companies; hypermarkets and super centers; packaged foods and meats; personal products; soft drinks and tobacco.

Comment 5: Please revise the Industry Concentration Risk to specifically note that the Fund will invest “at least 25%” of its assets in the companies in the food and beverages industries. Please also delete “which includes but is not limited to” from the first sentence in that paragraph.

Response: The Trust has made the requested changes.

Comment 6: In addition to the Small-Capitalization Company Risk, please also consider adding Large-Capitalization Company Risk.

Response: The Trust has made the requested change.

Comment 7: Please include performance information for the Fund, as required under Form N-1A.

Response: The Trust confirms that performance information for the Fund will be included in the next post-effective amendment.

Comment 7: Please revise the Average Annual Returns Table to note that the broad based securities market index does not reflect the deduction for fees, expenses or taxes.

Response: The Trust has made the requested change.

Comment 8: Please provide a table or a reference to a website where investors can obtain information regarding the trading history for the Fund’s shares.

Response: The Trust respectfully submits that the relevant information is already provided under the heading “Buying and Selling Shares”.

Comment 9: In the first sentence under heading titled “Investment Objectives, Investment Strategies, and Related Risks”, please consider deleting “except as expressly stated herein”.

Response: The Trust respectfully declines to make the requested change.

Comment 10: The description of the investment strategy and risks in the summary prospectus appears to be substantially similar to the description of the same is the statutory prospectus. Please consider revising the statutory prospectus description.

Response: The Trust does not believe any changes are necessary at this time.

Comment 11: Please state the specific period covered by the shareholder report which contains the discussion regarding the basis for the Board’s approval of the investment advisory agreement for the Fund.

Response: The Trust has made the requested change.

Comment 12: Please conform the recoupment language in the Management and Organization of the Fund section with the language in footnote 1 to the Fees and Expenses Table.

Response: The Trust has made the requested change.

Comment 13: On the cover page of the Statement of Additional Information, please specify the information that is being incorporated by reference.

Response: The relevant disclosure has been revised to read: “This SAI should be read in conjunction with the prospectus for shares of the Gabelli Media Mogul Fund, Gabelli Small Cap Growth Fund, Gabelli RBI Fund, Gabelli Equity Income Fund, Gabelli ESG Fund and Gabelli Small and Mid Cap Value Fund dated January 26, 2018, for the Gabelli Pet Parents’ Fund dated June 18, 2018, and for the Gabelli Food of All Nations Fund dated January 18, 2019, as each is supplemented from time to time. This SAI is incorporated in its entirety into the Funds’ prospectus. Portions of the Gabelli Food of All Nations Fund’s annual report to shareholders are incorporated by reference into this SAI. For a free copy of the prospectus, please contact the Company at the address, telephone number, or Internet website printed below.”

Comment 14: Please confirm that Commission staff comments previously received by other funds in the Gabelli Fund Complex regarding asset coverage requirements under Section 18 of the 1940 Act, to the extent applicable, have been incorporated into the Fund’s post-effective amendment filing.

Response: The Trust confirms that the relevant comments have been incorporated, to the extent applicable.

Comment 15: Please consider revising or deleting the following sentence: “Borrowing will not, in the aggregate, exceed 15% of the Gabelli Media Mogul Fund, the Gabelli Food of All Nations Fund, the Gabelli Small Cap Growth Fund, the Gabelli Equity Income Fund, the Gabelli ESG Fund, and the Gabelli Small and Mid Cap Value Fund’s assets after giving effect to the borrowing, and borrowing for purposes other than meeting redemptions may not exceed 5% of the value of each Fund’s assets after giving effect to the borrowing.”

Response: The Trust respectfully submits that the language in question has been deleted.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik

for PAUL HASTINGS LLP

cc:	Agnes Mullady

Andrea Mango

Michael R. Rosella

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